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                                 April 25, 2002


BY EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
Attention: Abby L. Adams
450 Fifth Street, N.W.
Washington, D.C. 20549-1004


     Networks Associates, Inc.
     Registration Statement on Form S-4, SEC File No. 333-85170


Dear Ms. Adams:


     On behalf of Networks Associates, Inc. (the "Company"), this letter is filed pursuant to Rule 477 under the Securities Act of 1933, with respect to the Registration Statement on Form S-4, SEC File No. 333-85170, which was filed on March 29, 2002 and amended on April 10, 2002 (the "Registration Statement").

     At this time, the Company has determined not to proceed with the exchange offer relating to the Class A common stock of McAfee.com Corporation as contemplated by the Registration Statement. No securities have been sold or exchanged pursuant to the Registration Statement. Accordingly, the Company hereby requests the withdrawal of the Registration Statement.


                                        Sincerely,

                                        NETWORKS ASSOCIATES, INC.


                                        /s/ STEPHEN C. RICHARDS
                                        ---------------------------------------
                                        Stephen C. Richards, Chief Operating
                                        Officer and Chief Financial Officer